Free Writing Prospectus

Van Eck Merk Gold Trust

Merk Gold Webinar

0001546652

Pursuant to 433/164

333-180868

Merk Gold Webinar

What’s next for gold?

Gold in a portfolio?

Merk Gold Webinar

www.merkinvestments.com 1  2015 Merk Investments

Please read important risk disclosure information towards the end of this presentation.

Notes

Indices and terms referred to in this presenta1on may include the following:

U.S. Dollar (DXY) Index and Inverse DXY: measures the value of the United States dollar relative to a static basket of currencies with Euro (EUR) 5ti.6% weight,

Japanese yen (JPY) 13.6%, Pound Sterling (GBP) 11.9%, Canadian dollar (CAD) 9.1%, Swiss franc (CHF) 3.6% and Swedish krona (SEK) 4.2% weight. The DXY is a generally well-known measure of the value of the US dollar versus major foreign currencies, and as such makes a relevant reference point for directional currency strategies. The inverse of the DXY is the value of the currency basket relative to the U.S. dollar, i.e. short dollar and long foreign currencies. Because the

Merk Hard Currency Fund is long foreign currencies (and therefore short dollar), using the inverse DXY allows for the logical comparison of performance relative to the Fund.

Bloomberg Dollar (BBDXY) Index: tracks the performance of a basket of ten leading global currencies versus the U.S. dollar, weighted by the share of international trade and FX liquidity.

Deutsche Bank Currency Returns (DBCR) Index: an equal-weighted blend of the most widely used investment strategies among active currency managers. It captures long term systematic returns available in the world currency markets. As a non-directional index, the DBCR provides a useful comparison to absolute return currency strategies like the Merk Absolute Return Currency Fund.

Bloomberg-JP Morgan Asian Currency (ADXY) Index: a trade and liquidity weighted index of a basket of Asian currencies, excluding the yen, compared to the

U.S. dollar. Because the Merk Asian Currency Fund invests in a basket of Asian currencies, using the ADXY allows for a logical comparison of performance relative to the Fund.

JPMorgan 3-Month Global Cash Index: measures the performance of money market securities denominated in foreign currencies.

CiJgroup 3-Month U.S. T-Bill Index: an index that tracks the performance of U.S. Treasury bills with a remaining maturity of three months.

S&P 500 Total Return Index (SPXT): a broad-based measurement of changes in stock market conditions based on the average performance of 500 widely held common stocks. Performance figures assume that all dividends are reinvested.

MSCI EAFE (Europe Australasia Far East) Index: a free float-adjusted market capitalization index that is designed to measure the equity market performance of developed markets, excluding the US & Canada. As international equity investment returns are a combination of equity returns and currency returns, the MSCI

EAFE provides a useful comparison to a strategy including U.S. equities and currencies, like the Merk Currency Enhanced US Equity Fund.

MSCI EAFE US $ Hedged Net Index: a currency hedged variant of the above, designed to represent the return without the currency exposure if the index.

MSCI Emerging Markets (EM) Index: a free float-adjusted market capitalization index that is designed to measure equity market performance of emerging markets.

Barclays Capital Aggregate US Bond Index: is a broad-based benchmark that measures the investment grade, U.S. dollar-denominated, fixed-rate taxable bond market, including Treasuries, government-related and corporate securities, MBS (agency fixed-rate and hybrid ARM pass-throughs), ABS, and CMBS.

FTSE NAREIT US All REITs Index: spans the commercial real estate space across the US economy. It provides exposure to all investment and property sectors.

DJ-UBS Commodity Total Return Index: a diversified benchmark for commodities’ fully collateralized returns.

Barclays US TIPS Index: measures the performance of the US Treasury Inflation Protected Securities ("TIPS") market.

VIX Index: Chicago Board Options Exchange (CBOE) Volatility Index, which shows the market’s expectation of 30-day volatility.

Alpha: measures risk-adjusted return. The excess return of the fund relative to the return of the benchmark is the fund’s alpha.

Beta: measures systematic risk based on the covariance of the porholio’s return with the return of the overall market. By definition the market has a beta of 1.

Sharpe RaJo: measures the excess return per unit of risk in an investment asset or a trading strategy.

CorrelaJon: is a measure of how assets move in relation to each other. Low or negative correlation indicates returns are less likely to move in tandem. This may smooth out overall returns of a porholio, a potential diversification benefit.

Standard DeviaJon: a measure of volatility.

OUNZ Disure

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This material must be preceded or accompanied by the prospectus. Before invesJng you should carefully consider the Fund’s investment objecJves, risks, charges and expenses. This and other informaJon is in the prospectus, a copy of which is available at www.merkgold.com/prospectus. Please read the prospectus carefully before you invest.

Inves1ng involves risk, including possible loss of principal. The Trust is not an investment company registered under the investment Company act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are

not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctua1ons similar to those affec1ng gold prices.

Addi1onally, shares of the Trust are bought and sold at market price, not at net asset value (“NAV”). Brokerage commissions will reduce returns.

Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor’s ongoing expenses, the amount of gold represented by each Share will decline over time.

Investing involves risk, and you could lose money on an investment in the Trust.

The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take considerable time depending on your location.

For a more complete discussion of the risk factors relaJve to the trust, carefully read the prospectus. The sponsor of the Trust is

Merk Investments LLC (the “Sponsor”). Van Eck Global and Foreside Fund Services, LLC, provides markeJng services to the Trust.

$0

$200

$400

$600

$800

$1,000

$1,200

$1,400

$1,600

$1,800

$2,000

Gold Price

Gold Price

(1/1/19ti0 - 9/30/15)

Source: Merk Investments, Bloomberg

Annualized Return: ti.86%

Correlation to Equities: 0.00

Gold…

www.merkinvestments.com 4  2015 Merk Investments

Gold’s average annual return since 19ti0 was ti.86%,

even including 2013’s major correction.

Gold price measured in U.S. dollars per Ounce.

Correlation: a measure of how two securities or asset classes move in relation to each other.

Gold…

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Where is the Gold ?

 5.ti billion ounces above ground

– Could fit in 2 Olympic size swimming pools

 Jewelry

– About half of all above ground gold held as jewelry

Industrial, Medical Use

– 8.3% above ground stock in industrial, dental use

 Investment

– About 36.9% of above ground gold as investment

– 1ti.3% official sector versus 19.5% by private sector

Source: CPM Yearbook 2013, Thomson Reuters GFMS Gold Survey 2014

Gold…

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Supply & Demand

 Jewelry, Industrial, Medical Use

 Investment

– Public sector

– Private sector

 Mining

– About 1.ti% of global stock produced in 2013

 Recycled Gold

Source: CPM Yearbook 2013, Thomson Reuters GFMS Gold Survey 2014

Gold…

www.merkinvestments.com ti  2015 Merk Investments

Gold doesn’t change, but value of U.S. dollar ?

 Supply & Demand of U.S. dollar driven by outlook on

– Monetary policy

– Fiscal policy

– Economy, balance of trade

– …

Fishing for Gold?

www.merkinvestments.com 8  2015 Merk Investments

Axel Merk:

“Gold may

perform well

if investors

don’t get a

positive real

rate return

on cash”

Financial Repression?

Holding cash yields negative real returns

Gold paying no interest a competitor?

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A Fed’s “promise”?

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A “promise” to be “behind the curve” ?

 “The Commisee currently anticipates that, even ater

employment and inflation are near mandate-consistent

levels, economic conditions may, for some time, warrant

keeping the target federal funds rate below levels the

Commisee views as normal in the longer run.”

Since the spring of 2014, the Federal Reserve Open Market Commisee

(FOMC) has included the above paragraph in its Statement. We interpret this to be a commitment by the Fed to be “behind the curve,”

meaning that rate hikes may not keep up with upticks in inflation,

potentially leading to lower real interest rates. Real interest rates are interest rates net of inflation.

Fiscal Outlook

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“A Government in debt does not have

interests aligned with citizens that

are savers” – Axel Merk

Existing debt burden Entitlement obligations of an ageing population

Consequences of climate change (really??)

Long-Term Fiscal Challenges Facing the U.S. ? Financing…

Fiscal Outlook

Can we afford positive real interest rates?

Gold paying no interest a competitor?

www.merkinvestments.com 12  2015 Merk Investments

-20%

-10%

0%

10%

20%

30%

40%

2015

2020

2025

2030

2035

2040

2045

2050

Federal Revenue, Spending and Deficit as Percentage of GDP

Spending as % of GDP

Revenue as % of GDP

Deficits as % of GDP

Source: Merk Investments, Congressional Budget Office (CBO) !

Data from CBO July 2014 Projection (Alternative Fiscal Scenario)! Merk Investments, LLC!

Forecasts are inherently limited

Fed independence ?

www.merkinvestments.com 13  2015 Merk Investments

Purchasing Power of the US Dollar 19ti0-2014

Value of the Dollar

Source: Merk Investments, Bureau of Labor Statistics ˝ Merk Investments LLC

Calculation based on consumer price index; December 19ti0 = 100%. Data as of September 2014.

Cash a Diversifier?

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Why Diversify?

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An investment may be a good portfolio diversifier, if it…

…helps preserve or enhance purchasing power

…is expected to have a low correlation to porholio

Bear Market

Diversifier?

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Gold a Diversifier for Bear Markets ?

Gold price measured in U.S. dollars per Ounce.

0%

1000%

2000%

3000%

4000%

5000%

6000%

0%

1000%

2000%

3000%

4000%

5000%

6000%

ti000%

8000%

9000%

S&P 500 v.s. Gold

S&P 500 (LHS) Gold (RHS)

Source: Merk Investments, Bloomberg, Shiller

Period: 01/01/19ti1 - 09/30/2015 (Monthly

Data)

?

 Merk Investments, LLC

Personal Gold

Standard

www.merkinvestments.com 1ti  2015 Merk Investments

What is a personal gold standard?

 Recognizing cash is not a “safe” asset

 Considering gold in investment allocation

Gold in Porholio

Optimal Portfolio of Gold and S&P 500

ti/31/19ti1 – 2/28/2014

Optimal Portfolio

Gold ?

100%

S&P 500 ?

Gold 100%

29%

S&P 500

ti1%

Annualized Return 9.89% 8.53% 10.29%

Annualized Risk ?

- Standard Deviation of ?

Returns

12.43% 20.23% 15.40%

Sharpe Ratio ?

- Highest Ratio is Optimal

Portfolio

0.39 0.1ti 0.34

˝ 2014 Merk Investments Not investment advice

www.merkinvestments.com 18  2015 Merk Investments

According to Modern Portfolio Theory, what would have been the

Optimal Portfolio allocation to gold since 19ti1? (Aug 19ti1 – Feb 2014)

Historically, gold has mitigated risk and served to improve the riskreturn profile of a traditional portfolio.

Source: Bloomberg, Merk Investments. Optimal Porholio, as defined by Modern Porholio Theory, is a hypothetical example for illustrative purposes, and is not indicative of an actual product. Past performance is no indication of future performance. Not investment advice.

Modern Porholio Theory: theory of finance that asempts to maximize porholio expected return for a given amount of porholio risk by optimizing the proportions of various assets. Optimal Porholio, as defined by the Modern Porholio Theory, is the mix of investments that provides the highest risk-adjusted return.

Sharpe Ratio: a measure of the excess return per unit of risk in an investment asset or a trading strategy.

S&P 500 Index: a broad-based measurement of changes in stock market conditions based on the average performance of 500 widely held common stocks. Performance figures assume that all dividends are reinvested.

Gold

? %

Stocks

? %

Bonds

? %

Gold

? %

Bonds

? %

Stocks

? %

Ways to Invest in

Gold

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Gold miners

- “Juniors”

- “Majors”

Gold mutual fund

Paper gold

Open-end gold trusts

Closed-end gold trusts

Coins under the masress

OUNZ

www.merkinvestments.com 20  2015 Merk Investments

 Van Eck Global. and Merk Investments.

Announce Marketing Agreement

OUNZ

www.merkinvestments.com 21  2015 Merk Investments

OUNZ seeks to provide investors with:

 Convenient and cost-efficient way to

buy and hold gold through an exchange

traded product

OpJon to take delivery of physical gold

if and when desired

OUNZ Advantages

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Merk Gold Trust shares are traded on NYSE ARCA

under Liquidity the symbol “OUNZ”

OUNZ holds gold bullion as allocated London Bars

Investors have the option to take delivery of their

gold in exchange for their OUNZ shares Deliverability

 Proprietary process for conversion of OUNZ shares

into gold bars and coins in denominations investors

may desire for delivery Convertibility

Taking delivery of gold is not a taxable event, as

investors merely take possession of what they

already own: their gold Tax Efficiency

It is expected that, if an Investor submits shares to the Trust, the exchange for physical gold will generally not be a taxable event.

See tax discussion in prospectus. Not tax advice; please consult with a tax professional for tax advice.

Invest in physical gold with ease of ETF, option to take delivery

Fees to Take Delivery

www.merkinvestments.com 23  2014 Merk Investments

Processing Fee = Exchange Fee + Delivery Fee

Exchange Fee

 No Delivery Fee for lower 48 States

 Merk may waive or reduce fees

Please refer to the prospectus for additional information regarding processing fees. Any waiver or reduction in applicable processing fees will be published on the Trust’s website available to any eligible Investor/Delivery Applicant.

Type of Gold Fee per

Ounce

Minimum

Fee

1 Ounce Bars $30 $1,200

1 Ounce Other Coins $40-$42 $1,600

1 Ounce American Eagle & Buffalo Coins $60 $2,500

10 Ounce Bars $25 $1,000

London Bars $32 none

OUNZ

www.merkinvestments.com 24  2015 Merk Investments

 October vault inspection in London by

Axel Merk

 Upcoming fiscal year audit

Disclosure

This presentation was prepared by Merk Investments LLC. Information presented is for general information purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy,

any investment security. The information presented is the current view of the presenter and subject to change without notice. An investment in a strategy described herein has risks, including the risk of losing some or all of the invested capital. Before embarking on a described investment program, an investor should carefully consider the risks and suitability of the described strategy based on their own investment objectives and financial position. Past performance is no guarantee of future results.

The information presented may include opinions, projections and other “forward-looking statements.”

Due to numerous factors, actual events may differ substantially from those presented. Merk

Investments assumes no duty to update any such forward-looking statements or any other information or opinions in this document. Any information and statistical data contained herein derived from third party sources are believed to be reliable, but Merk Investments does not represent that they are accurate, and they should not be relied on as such or be the basis for an investment decision.

www.merkinvestments.com 25  2015 Merk Investments

Merk Gold Resources

www.merkgold.com

Merk Gold

www.merkinvestments.com 26  2015 Merk Investments

Axel Merk

President & CIO

Merk Investments

James Machuga

Advisor Services

James.machuga@merkfunds.com

(650) 323 4341 x 125